 EXHIBIT 99.1

TD Announces Interest Rate Reset on
CAD Limited Recourse Capital Notes, Series 1

TORONTO, October 30, 2026 /CNW/ - The Toronto-Dominion Bank ("TD") (TSX: TD) (NYSE: TD) today announced the interest rate for its C$1.75 billion of 3.600% Limited Recourse Capital Notes Series 1 (Non-Viability Contingent Capital (“NVCC”)) (Subordinated Indebtedness) (the “LRCNs”) for the five-year period commencing on October 31, 2026.

In accordance with the terms of the trust indenture dated July 29, 2021 (the “Indenture”), the interest rate on the LRCNs for the period from, and including, October 31, 2026 to, but excluding, October 31, 2031, will be 6.281% per annum.

The interest rate was calculated as the sum of the Government of Canada Yield (as defined in the Indenture) determined as of October 30, 2026, plus 2.747%. Interest on the LRCNs will continue to be payable semi-annually on April 30 and October 31, with the first such payment occurring on April 30, 2027. The LRCNs are scheduled to mature on October 31, 2081.

In connection with the issuance of the LRCNs, TD also issued 1,750,000 Non-Cumulative 5-Year Fixed Rate Reset NVCC Preferred Shares, Series 26 ("Preferred Shares Series 26") held by Computershare Trust Company of Canada, as trustee for TD LRCN Limited Recourse Trust™ (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the LRCNs when due, the recourse of each LRCN holder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets, which will consist of Preferred Shares Series 26, except in limited circumstances. The LRCNs and the Preferred Shares Series 26 were issued pursuant to a prospectus supplement dated July 23, 2021 to TD’s short form base shelf prospectus dated January 4, 2021.

With the prior written approval of the Superintendent of Financial Institutions (Canada), TD may redeem the LRCNs commencing on October 31, 2031, and every five years thereafter, during the period from and including October 1 to and including October 31. TD may redeem the LRCNs in whole or in part on not less than 15 days' and not more than 60 days’ prior notice to the LRCN holders.

For more information, the prospectus supplement dated July 23, 2021 is available on TD’s website and TD’s SEDAR+ profile at www.sedarplus.ca.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves 28.2 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Banking, including TD Auto Finance U.S. and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among North America's leading digital banks, with more than 14 million active mobile users in Canada and the U.S. TD had $2.1 trillion in assets on July 31, 2026. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

SOURCE TD Bank Group

For further information:
Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854